Becton, Dickinson and Company 1 Becton Drive Franklin Lakes, NJ 07417-1880 bd.com

VIA EDGAR

May 17, 2023

Ms. Jeanne Baker
Mr. Terence O’Brien
Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     BECTON DICKINSON & CO
Form 10-K filed November 22, 2022
Response dated April 19, 2023
File No. 001-04802

Dear Ms. Baker and Mr. O’Brien:

Becton, Dickinson and Company (the “Company” or “we,” “our,” or “us”) is writing this letter in response to the comment letter (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) dated April 27, 2023, relating to the Company’s Form 10-K for the fiscal year ended September 30, 2022 (the “2022 Form 10-K”).

For your convenience, we have reproduced the Staff’s comments preceding our responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the Fiscal Year Ended September 30, 2022
Management’s Discussion and Analysis
Critical Accounting Policies – Contingencies, page 45

1. We have reviewed your response to comment 1. We continue to believe that additional expanded disclosures are necessary for a reader's full understanding of the factors that impacted and/or could impact your product liability accrual. Please address the following additional comments:
•Expand your disclosures to provide the information you presented under the Changes in Estimates section of your response letter as it provides meaningful information that would assist readers in understanding why, even though the number of claims increased, your accrual decreased. This information would also be appropriate within your discussion of your results of operations;
Advancing the world of healthTM

•We note that you provided quantitative context regarding ongoing claim activity in Note 6 Commitments and Contingencies of the 2022 Form 10-K by disclosing the outstanding number of hernia repair device claims as of the reporting date. However, this information provides limited insight into your product liability contingencies without the comparative information for the prior period and a discussion of the underlying reason for the change in outstanding claims period to period. Please expand your disclosures to provide this information;
•We note your belief that your product liability claims are nonhomogeneous and that specific information regarding claim activity would not be useful to investors as such information may not necessarily be indicative of your ultimate liability under a mass tort matter. However, given the nature of this contingency and magnitude of the claims outstanding, we continue to believe this information is meaningful. Also, see our additional comments below regarding Question 3 to SAB Topic 5Y; and
•With regard to impact of bellwether trials on your product liability, we note that while you disclose such trials you do not address whether or not these trials impact your accrual. Expand your proposed disclosures to address whether or not the discussed bellwether trials impacted your accrual and if not, why not.

Response:
Expansion of Disclosures Regarding Changes in the Product Liability Accrual
We respectfully acknowledge the Staff’s request included in the first bullet point of Comment No. 1 to expand disclosures relating to our product liability accrual. In future filings, we will expand the disclosures in the “Commitments and Contingencies” Note to our consolidated financial statements.

The underlined text below represents an example of the language that we propose to include therein. This text expands upon the disclosures we outlined in our response to your initial comment letter dated April 19, 2023. Solely for illustrative purposes, the proposed language represents a revision of the disclosures provided in the 2022 Form 10-K. We will adjust the language and disclosed amounts in future filings as necessary to accurately reflect the actual claim activity in the applicable period.

Litigation Accruals

The Company regularly monitors and evaluates the status of product liability and other litigated matters, and may, from time-to-time, engage in settlement discussions and mediation, taking into consideration, among other things, developments in the litigation and the risks and uncertainties associated therewith. These activities have resulted in confidential settlements and going forward could result in further settlements, the terms of which would be confidential. A determination of the accrual amounts for these contingencies is made after analysis of each litigation matter. When appropriate, the accrual is developed with the consultation of outside counsel and, in the case of certain mass tort litigation, actuarial specialists regarding the nature, timing, and extent of each matter.

The Company considers relevant information when estimating its product liability accruals, including, but not limited to: the nature, number, and quality of unfiled and filed claims; the rate of claims being filed; the status of settlement discussions with plaintiffs’ counsel; the allegations and documentation supporting or refuting such allegations; publicly available information regarding similar medical device mass tort settlements; historical information regarding other product liability settlements involving the Company; and the stage of litigation. Because currently available information regarding product liability matters is often limited, there is inherent uncertainty and volatility relating to the Company’s estimate of product liability. As additional information becomes available, the Company records adjustments to its product liability accruals as required. During fiscal years 2022, 2021, and 2020, the Company recorded pre-tax charges to Other operating expense, net, of approximately $21 million, $361 million, and $378 million, respectively, related to certain of the product liability matters discussed above under the heading “Product Liability Matters,” including the related legal defense costs.

Accruals for the Company's product liability claims which are discussed above, as well as the related legal defense costs, amounted to approximately $2.1 billion and $2.5 billion on September 30, 2022 and 2021, respectively. These accruals, which are generally long-term in nature, are largely recorded within Deferred Income Taxes and Other Liabilities on the Company's consolidated balance sheets. The decrease in the Company’s product liability accrual as of September 30, 2022, as compared with September 30, 2021, largely reflected the payment of settlements and legal fees during the fiscal year 2022, which reduced the amount of the accrual. The increase in the number of outstanding hernia repair device claims discussed above did not materially impact the Company’s product liability accrual because the underlying estimate of the Company’s liability includes and already accounts for unfiled claims. Moreover, the accrual reflects the determination that the quality of new hernia repair device claims has generally diminished over time. Claim activity during the fiscal year 2022 relating to the pelvic mesh device and IVC filter matters did not materially impact our product liability accrual as of September 30, 2022.

Additionally, while the outcomes in the bellwether trials are noted above, the particular outcome in any one product liability trial is typically not representative of potential outcomes of all cases or claims. Because the accrual already contemplates a wide range of possible outcomes, including those with a de minimis value, individual outcomes generally do not impact the value of other cases in the total case inventory or the overall product liability accrual.

We respectfully submit to the Staff that, under the heading “Contingencies” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") section of our periodic filings, we describe the process that we utilize for establishing accruals, including the fact that, when appropriate, the accrual is developed with the consultation of outside counsel and actuarial specialists. We also note that due to developments in each litigation or changes in our litigation strategy and also, given the uncertain nature of litigation generally, our accruals are subject to change. We also refer readers to relevant disclosures, within the “Commitments and Contingencies” Note to our consolidated financial statements for further information regarding such charges, and our disclosure in future filings will be revised to reflect the additional detail described above. Accordingly, we believe our current disclosure under the heading “Contingencies” in the MD&A section of our periodic filings is responsive to the applicable requirements of Regulation S-K.

Expansion of Disclosures Regarding Claim Activity
We acknowledge the Staff’s request included in the second and third bullet points of Comment No. 1 regarding additional disclosures relating to claim activity during the relevant reporting period. However, we respectfully maintain our position that providing a roll forward detailing claim activity each period would not be useful to investors. Our inventory of hernia device repair claims does not represent a large number of relatively small individual claims of a similar type, as described under Question 3 to SAB Topic 5Y. Rather, our hernia device repair claims represent a nonhomogeneous population of claims which vary widely based upon various factors, most notably the quality of the claims. As noted in our proposed expanded disclosures, because of the manner in which our accrual is calculated, the filing of new claims does not necessarily impact the amount of our accrual. In addition, because the entry into agreements or agreements in principle to settle inventories of claims (which reduces the number of claims outstanding) and the related settlement payments (which reduce the accrual) generally do not occur in full within the same reporting period, settlement activity does not necessarily correlate to changes in our accrual within the period.

Because our claim activity in any given period would not facilitate investors’ understanding of our accrual and its likely effects on operating results and liquidity, we would need to accompany any disclosure of claim activity details with disclosures describing the limited usefulness of such data for investors. Additionally, we respectfully advise the Staff to consider that our disclosure of specific hernia repair device claim and settlement activity details in a given period may provide plaintiffs with insights into recent settlement values and therefore, may disadvantage us in ongoing and future negotiations with plaintiffs. The disclosure of limited or no settlement activity in a given period could result in pressure from various stakeholders to settle cases and the disclosure of significant settlement activity in a given period could lead to an increase in case filings.

To address the Staff’s comment and to provide investors with additional information that facilitates an understanding of how claim activity in a given period should be considered in assessing potential impacts on our operating results and financial condition, we will expand our future disclosures relating to hernia repair device mass tort litigation to include language similar to the underlined text below. Please note that this proposed language will precede the “Litigation Accruals” section of the “Commitments and Contingencies” Note to our consolidated financial statements.

As of September 30, 2022, the Company is defending approximately 31,445 product liability claims involving the Company’s line of hernia repair devices (collectively, the

“Hernia Product Claims”). The Company’s outstanding Hernia Product Claims as of September 30, 2021 were approximately 25,030. The Company’s outstanding product liability claims represent nonhomogeneous populations of claims which vary widely based upon various factors, most notably the quality of the claims. As such, claim activity during any given period may not necessarily be indicative of the Company’s ultimate liability under a mass tort matter. As further discussed below, the Company’s underlying estimate of its product liability includes and already accounts for unfiled claims and as such, the net change in the number of outstanding Hernia Product Claims during fiscal year 2022 did not materially impact the Company’s product liability accrual as of September 30, 2022.

Expansion of Disclosures Regarding the Impact of the Bellwether Trials on the Accrual
We acknowledge the Staff’s comment included in the fourth bullet point of Comment No. 1 regarding the impact of the bellwether trials on our product liability accrual. In response to this comment, we respectfully advise the Staff that we plan to include the expanded disclosures proposed above under “Expansion of Disclosures Regarding Changes in the Product Liability Accrual” in future filings.

2. We note your response to comment 2. Notwithstanding your response, we believe that the disclosures set forth in Question 3 of SAB Topic 5Y relevant to a reader's understanding of your hernia product liabilities and therefore reissue this comment. To the extent certain settlement data is confidential as per the contractual terms of the settlement agreements, disclose as such. To the extent factors such as the nonhomogeneous nature of claims affect your consideration of the claims, appropriate textual disclosures can supplement the rollforward.

Response:
We acknowledge the Staff’s comment requesting additional quantitative information regarding our hernia repair device mass tort litigation, including a roll forward of claim activity. In response to this comment, we respectfully advise the Staff that we plan to include the expanded disclosures as proposed above under “Expansion of Disclosures Regarding Claim Activity” in our future filings.

We also acknowledge the Staff’s comment regarding the nature and relevancy of settlement data, such as an average settlement amount. We respectfully submit that settlement data relating to our hernia repair device mass tort litigation represents confidential information. The Company’s negotiations with plaintiffs’ counsel and discussions with mediators, if any, are confidential, as are term sheets, master settlement agreements, releases and related papers memorializing settlement terms and discussions. In addition, settlement data are otherwise confidential and proprietary. Mass tort settlements require dynamic negotiations with multiple stakeholders, often over long timeframes. The disclosure of settlement data in our public filings, including but not limited to settlement amounts, per case averages and the like would put the Company at a competitive disadvantage in ongoing and prospective negotiations with plaintiffs. We note that we included a statement regarding the confidential nature of this data in the language we proposed in response to Comment No. 1 in the Comment Letter.

* * *

In connection with our response to the Staff’s comment, we acknowledge that the Company and our management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to call me at (201) 847-6314 with any questions you may have with respect to the foregoing.

Very truly yours,

BECTON, DICKINSON AND COMPANY

By:     /s/ Thomas J. Spoerel
Name:     Thomas J. Spoerel
Title:     Senior Vice President,
Controller & Chief Accounting Officer

cc:    Christopher J. DelOrefice, Executive Vice President and Chief Financial Officer
Michelle Quinn, Executive Vice President and General Counsel
Gary DeFazio, Senior Vice President and Corporate Secretary